UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
SBI VeriTrans Kabushiki Kaisha

(Name of Subject Company)
SBI VeriTrans Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
SBI Holdings, Inc.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
Not applicable.

(CUSIP Number of Class of Securities (if applicable))
Tomohiro Yamaguci
Director & CFO
SBI VeriTrans Co., Ltd.
Izumi Garden Tower 28F,
6-1, Roppongi 1-chome,
Minato-ku, Tokyo 106-6028, Japan
+81-3-6229-0850

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of
Subject Company)
Copies to:
Yasutaro Sawada
Director & CFO
SBI Holdings, Inc.
Izumi Garden Tower 19F,
6-1, Roppongi 1-chome
Minato-ku, Tokyo 106-6019, Japan
+81-3-6229-0100
N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit I-1: SBI Holdings, Inc.’s press release titled “Notice regarding Execution of Share Exchange Agreement to Convert SBI VeriTrans Co., Ltd. into a Wholly-Owned Subsidiary of SBI Holdings, Inc.”, dated February 24, 2011.

Item 2.	Informational Legends

Included in Exhibit I-1.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Exhibit II-1: SBI VeriTrans Co., Ltd.’s Extraordinary Report Concerning Execution of Share Exchange Agreement, dated February 24, 2011.

(2)	Not applicable.

(3)	Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on February 25, 2011.

(2)	Not applicable.

PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yasutaro Sawada

(Signature)

Yasutaro Sawada Director & CFO SBI Holdings, Inc.

(Name and Title)

February 25, 2011

(Date)

3